

Mail Stop 7010

October 31, 2008

<u>Via U.S. mail and facsimile</u>

Ms. Cynthia L. Sobe
VP – CFO, Treasurer, and Secretary
AMH Holdings, LLC
3773 State Road
Cuyahoga Falls, Ohio 44223

      RE: AMH Holdings, LLC and Associated Materials, LLC
             Form 10-K for the fiscal year ended December 29, 2007
             Form 10-Q for the period ended June 30, 2008
                File Nos. 333-115543 and 0-24956

Dear Ms. Sobe:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>AMH HOLDINGS, LLC</u>

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 22

2. We note your discussion of the impact of the housing market on the building products industry. You also state that approximately 35% of your products are sold to the new construction market. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the homebuilding industry. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the homebuilding industry could have on your sales and correspondingly income from operations. You should also discuss whether there are risks related to the recoverability of your assets, including inventories, goodwill, and other intangible assets.

3. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you disclose that the increase in selling, general and administrative expense during the fiscal year ended December 29, 2007 was due primarily to increased consulting expenses associated with your cost reduction initiatives in your manufacturing operations, increased marketing expenses, increased building and truck lease expenses in your supply center network, and the translation impact on Canadian expenses, offset partially by headcount reductions implemented in the prior year along with decreases in EBITDA-based incentive compensation programs.   Please quantify the impact of each of these factors. In addition, you disclose that you achieved over $20 million of cost savings during the year ended December 29, 2007. Given that selling, general, and administrative expense increased during the fiscal year ended December 29, 2007, you should clearly state the factors that led to an offsetting increase and the corresponding amounts of the offsetting factors.

Liquidity and Capital Resources, page 28

4. We remind you that Items 303(a)(1) and (2) of Regulation S-K state that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

5. For each significant debt agreement, please disclose the terms of the most stringent debt covenants. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods, including the failure to make timely payments under the agreement or other

material indebtedness, the failure to satisfy covenants, and specified events of bankruptcy and insolvency. Please provide a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Application of Critical Accounting Policies

Inventories, page 35

6. Please discuss the significant estimates and assumptions used to estimate the market value of your inventories. For example, you state that estimated market value is based upon assumptions about future demand and market conditions. You should discuss how sensitive the market value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Goodwill and Other Intangible Assets, page 35

7. You state that any future impairment of goodwill and other intangible assets could have an adverse effect on your results of operations and financial position. In this regard, please provide additional disclosures regarding how you perform your impairment analysis. For example, please provide the following additional types of disclosures:
   - Please disclose how you determine your reporting units for purposes of testing goodwill for impairment pursuant to paragraph 18 of SFAS 142;
   - Please disclose significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and
   - Your discussion appears to primarily address your impairment analysis related to goodwill. Please expand your discussion as necessary to address your consideration of impairment related to other intangible assets as well.

Financial Statements

Notes to the Financial Statements

General

8. Please provide the disclosures called for by paragraphs 15 through 18 of AICPA Practice Bulletin 14, as applicable.

Note 1. Accounting Policies, page 44

9. Your disclosures on pages 44 and 47 indicate that you record certain sales incentives as a reduction to revenue and other sales incentives in selling, general, and administrative expenses. Please expand your disclosures to clarify each of the types of arrangements you enter into with customers, including if you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers. For each type of arrangement, please clarify which statement of operations line item reflects the arrangement. Please also disclose the amounts included in each expense line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Product Warranty Costs and Service Returns, page 46

10. Please disclose which statement of operations line item includes your provision for warranties.

Note 8. Commitments and Contingencies, page 53

11. You provide disclosures in Item 3 (Legal Proceedings) regarding environmental matters. Please provide disclosures regarding all significant environmental matters in the notes to your financial statements as well, or tell us how you determined it was not necessary. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. In addition, please provide the disclosures called for by SAB Topic 5:Y, which include disclosures of the nature and terms of cost-sharing arrangements with other potentially responsible parties.

Exhibits 31.1 and 31.2

12. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

FORM 10-Q FOR THE QUARTER ENDED JUNE 28, 2008

General

13. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Results of Operations, page 18

14. Please expand your disclosure regarding the changes in your effective income tax rate and the corresponding income tax expense (benefit) amounts recorded. In this regard, your effective income tax rate for the year ended December 31, 2007 was 41.1%. During the six months ended June 28, 2008, your effective income tax rate was 96.5% compared to an effective tax rate of 62.9% for the same period in 2007. Please provide a comprehensive explanation of the factors that led to the significant changes in your effective tax rate and corresponding amounts. You disclose the effective income tax rate is primarily due to the significance of the tax liability on remitted and unremitted foreign earnings in proportion to your income before income taxes. You should quantify the specific impact of the tax liability on these foreign earnings and also discuss the changes in the other components of your income tax expense (benefit).

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 27

15. You disclose on page 19 that you enhanced your controls surrounding the physical verification of property, plant and equipment during the quarter ended June 28, 2008, which resulted in your recording of a $1.8 million loss upon disposal of assets other than by sale. Please further expand your disclosure to address how enhanced controls led to the recording of this $1.8 million loss. Please also help us understand what consideration was given to this apparent lack of controls in your determination that internal controls over financial reporting were effective as of December 29, 2007 as well as that disclosure controls and procedures were effective as of December 29, 2007 and March 29, 2008.

<u>ASSOCIATED MATERIALS, LLC</u>

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007 AND FORM 10-Q FOR
THE PERIOD ENDED JUNE 28, 2008</u>

<u>General</u>

16. Please address the comments above, as applicable.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief